BYLAWS
OF
AVAIL PRODUCTIVITY SYSTEMS, INC.
("CORPORATION")

ARTICLE I
CORPORATE OFFICES

1.1 Registered Office

The registered office of the Corporation shall be in the City of Dover, County of Kent, State of Delaware. The name of the registered agent of the Corporation at such location is National Registered Agents Inc.

1.2 Other Offices

The board of directors may at any time establish other offices at any place or places where the Corporation is qualified to do business.

ARTICLE II
MEETINGS OF STOCKHOLDERS

2.1 Place of Meetings

Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the board of directors. In the absence of any such designation, stockholders' meetings shall be held at the registered office of the Corporation.

2.2 Annual Meeting

The annual meeting of stockholders shall be held each year on a date and at a time designated by the board of directors. In the absence of such designation, the annual meeting of stockholders shall be held in February of each year. However, if such day falls on a legal holiday, then the meeting shall be held at the same time and place on the next succeeding full business day. At the meeting, directors shall be elected and any other proper business may be transacted.

2.3 Special Meeting

A special meeting of the stockholders may be called, at any time for any purpose or purposes, by the Chief Executive Office, by a majority of the members of the Board of Directors or by stockholders holding a majority of the outstanding shares of Common Stock (on an as converted to

Common Stock basis). Special meetings may not be called by any other person or persons.

2.4   Notice of Stockholders' Meetings

All notices of meetings with stockholders shall be in writing and shall be sent or otherwise given in accordance with Section 2.5 of these bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, date, and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.5   Manner of Giving Notice; Affidavit of Notice

Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. Notice may also be given to stockholders by a form of electronic transmission in accordance with and subject to the provisions of Section 232 of the General Corporation Law of Delaware.   An affidavit of the secretary or an assistant secretary or of the transfer agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.6   Quorum

The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by the General Corporation Law of Delaware or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.7   Adjourned Meeting; Notice

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.8   Voting

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.11 of these bylaws, subject to the provisions of Sections 217 and 218 of the General Corporation Law of Delaware (relating to voting rights of fiduciaries, pledgers and joint owners of stock and to voting trusts and other voting agreements).

Except as provided in the last paragraph of this Section 2.8, or as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

When a quorum is present at any meeting, in all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the subject matter is one upon which by express provision of the General Corporation Law of Delaware, the certificate of incorporation or these bylaws, a different vote is required in which case such express provision shall govern and control the decision of such subject matter. Unless otherwise provided in the certificate of incorporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

2.9   Waiver of Notice

Whenever notice is required to be given under any provision of the General Corporation Law of Delaware or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws.

2.10   Stockholder Action by Written Consent Without a Meeting

Unless otherwise provided in the certificate of incorporation, any action required by the General Corporation Law of Delaware to be taken at any annual or special meeting of stockholders of a corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders or members to take the action were delivered to the Corporation as provided above. If the action which is consented to is such as would have required the filing of a certificate under any section of the General Corporation Law of Delaware if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written notice and written consent have been given as provided in Section 228 of the General Corporation Law of Delaware.

2.11   Record Date for Stockholder Notice; Voting; Giving Consents

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action.

If the board of directors does not so fix a record date:

(i)   The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(ii)   The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the board of directors is necessary, shall be the day on which the first written consent is expressed.

(iii)   The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

2.12   **Proxies**

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him, her, or it by a written proxy, signed by the stockholder and filed with the secretary of the Corporation, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212(c) of the General Corporation Law of Delaware.

2.13   **List of Stockholders Entitled to Vote**

The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

ARTICLE III
DIRECTORS

3.1   **Powers**

Subject to the provisions of the General Corporation Law of Delaware and any limitations in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the Corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board of directors.

3.2   **Number of Directors**

The Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by resolution of the Board of Directors. No decrease in the authorized number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Directors need not be stockholders of the Corporation.

3.3   Election, Qualification and Term of Office of Directors

Except as provided in Section 3.4 of these bylaws, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until his successor is elected and qualified or until his earlier resignation or removal.

Elections of directors need not be by written ballot.

3.4   Resignation and Vacancies

Any director may resign at any time upon written notice to the Corporation. When one or more directors so resigns and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

Unless otherwise provided in the certificate of incorporation or these bylaws:

(i)   Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(ii)   Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

If at any time, by reason of death or resignation or other cause, the Corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the General Corporation Law of Delaware.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten (10%) percent of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the General Corporation Law of Delaware as far as applicable.

3.5   Place of Meetings; Meetings by Telephone

The board of directors of the Corporation may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the board of directors, or any committee designated by the board of directors, may participate in a meeting of the board of directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6   Regular Meetings

Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

3.7   Special Meetings; Notice

Special meetings of the board of directors may be called by the Chief Executive Officer or a majority of the members of the Board of Directors then in office and may be held at any time, date or place, within or without the State of Delaware, as the person or persons calling the meeting shall fix. Notice of the time, date and place of such meeting shall be given, orally or in writing, by the person or persons calling the meeting to all directors at least three (3) days before the meeting if the notice is mailed, or at least twenty-four (24) hours before the meeting if such notice is given by telephone, hand delivery, electronic mail or similar communication method. Unless otherwise indicated in the notice, any and all business may be transacted at a special meeting.

3.8   Quorum

At all meetings of the board of directors, a majority of the authorized number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the board of directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.9 Waiver of Notice

Whenever notice is required to be given under any provision of the General Corporation Law of Delaware or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws.

3.10 Adjourned Meeting; Notice

If a quorum is not present at any meeting of the board of directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.11 Board Action by Written Consent Without a Meeting

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing and the writing or writings are filed with the minutes of proceedings of the board or committee.

3.12 Fees and Compensation of Directors

Unless otherwise restricted by the certificate of incorporation or these bylaws, the board of directors shall have the authority to fix the compensation of directors.

3.13 Removal of Directors

Unless otherwise restricted by statute, by the certificate of incorporation or by these bylaws, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

ARTICLE IV
OFFICERS

4.1   Officers

The officers of the Corporation shall be a president, one or more vice presidents, a secretary, and a treasurer. The Corporation may also have, at the discretion of the board of directors, a chairman of the board, one or more assistant vice presidents, assistant secretaries, assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 4.3 of these bylaws. Any number of offices may be held by the same person.

4.2   Election of Officers

The officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Sections 4.3 or 4.5 of these bylaws, shall be chosen by the board of directors, subject to the rights, if any, of an officer under any contract of employment.

4.3   Subordinate Officers

The board of directors may appoint, or empower the Chief Executive Officer to appoint, such other officers and agents as the business of the Corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the board of directors may from time to time determine.

4.4   Removal and Resignation of Officers

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the board of directors at any regular or special meeting of the board or, except in the case of an officer chosen by the board of directors, by any officer upon whom such power of removal may be conferred by the board of directors.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

4.5   Vacancies in Offices

Any vacancy occurring in any office of the Corporation shall be filled by the board of directors.

4.6   Chief Executive Officer

Subject to such supervisory powers, if any, as may be given by the board of directors to the chairman of the board, there be such an officer, the chief executive officer of the Corporation shall, subject to the control of the board of directors, have general supervision, direction, and control of the business and the officers of the Corporation, shall preside at all meetings of the shareholders and, in the absence or nonexistence of a chairman of the board, at all meetings of the board of directors, and shall have the general powers and duties of management usually vested in the office of chief executive officer of a corporation and shall have such other powers and duties as may be prescribed by the board of directors or these bylaws.

4.7   Vice President

In the absence or disability of the president, the vice presidents, if any, in order of their rank as fixed by the board of directors or, if not ranked, a vice president designated by the board of directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors, these bylaws, the president or the chairman of the board.

4.8   Secretary

The secretary shall keep or cause to be kept, at the principal executive office of the Corporation or such other place as the board of directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and shareholders. The minutes shall show the time and place of each meeting, whether regular or special (and, if special, how authorized and the notice given), the names of those present at directors' meetings or committee meetings, the number of shares present or represented at shareholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation's transfer agent or registrar, as determined by resolution of the board of directors, a share register, or a duplicate share register, showing the names of all shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates evidencing such shares, and the number and date of cancellation of every certificate surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the board of directors required to be given by law or by these bylaws, shall keep the seal of the Corporation, if one be adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the board of directors or by these bylaws.

4.9   **Treasurer**

The treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares. The books of account shall at all reasonable times be open to inspection by any director.

The treasurer shall deposit all money and other valuables in the name and to the credit of the Corporation with such depositaries as may be designated by the board of directors, shall disburse the funds of the Corporation as may be ordered by the board of directors, shall render to the president and directors, whenever they request it, an account of all of his or her transactions as treasurer and of the financial condition of the Corporation, and shall have such other powers and perform such other duties as may be prescribed by the board of directors or these bylaws.

4.10   **Authority and Duties of Officers**

In addition to the foregoing authority and duties, all officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be designated from time to time by the board of directors or the stockholders.

ARTICLE V
INDEMNITY

5.1   **Indemnification of Directors and Officers**

The Corporation shall, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Corporation. For purposes of this Section 5.1, a "*director*" or "*officer*" of the Corporation includes any person (i) who is or was a director or officer of the Corporation, (ii) who is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was a director or officer of a corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation.

5.2   **Indemnification of Others**

The Corporation shall have the power, to the extent and in the manner permitted by the General Corporation Law of Delaware, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Corporation. For purposes of this Section 5.2, an "*employee*" or "*agent*" of the Corporation (other than a director or officer) includes any person (i) who is or was an employee or agent of the Corporation, (ii) who is or was serving at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was an employee or agent of a corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation.

5.3   Insurance

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the General Corporation Law of Delaware.

ARTICLE VI
RECORDS AND REPORTS

6.1   Maintenance and Inspection of Records

The Corporation shall, either at its principal executive office or at such place or places as designated by the board of directors, keep a record of its shareholders listing their names and addresses and the number and class of shares held by each shareholder, a copy of these bylaws as amended to date, accounting books, and other records.

Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the Corporation's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the Corporation at its registered office in Delaware or at its principal place of business.

The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

6.2   Inspection by Directors

Any director shall have the right to examine the Corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the Corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

ARTICLE VII
RESTRICTIONS ON TRANSFER

7.1   Transfers

If a holder of the common stock of the Corporation (a "Holder") proposes to sell, assign, transfer, pledge, hypothecate or otherwise dispose of, by operation of law or otherwise (collectively "Transfer") any such shares pursuant to a bona fide offer acceptable to such Holder, then Holder shall first give written notice of the proposed Transfer (the "Transfer Notice") to the Corporation. The Transfer Notice shall state the name of the proposed transferee, the number of shares Holder proposes to transfer (the "Offered Shares"), whether the Offered Shares are vested or unvested, the price per share and all other material terms and conditions of the transfer, including any available exemption set forth in Section 7.4 below from the restrictions set forth in Section 7.2 and 7.3 below, and shall include a confirmation from the Holder that the proposed transferee is an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"). For clarity, nothing herein will be interpreted to permit the transfer of shares in violation of any agreement between the holder thereof and the Corporation.

7.2   Consent to Transfer

Following receipt of the Transfer Notice, the prior written consent of the Corporation (upon duly authorized action of its board of directors) shall be required (and such consent may be withheld) if such transfer (a) would be to an individual, company or any other form of entity identified by the Corporation as a potential competitor; (b) increases the risk of the Corporation having a class of equity security (other than an exempted security) held of record by either (i) two thousand or more persons, provided, however, that such restriction shall only apply after the Corporation has a class of equity security (other than an exempted security) held of record by more than one thousand persons or (ii) five hundred or more persons who are not accredited investors, as described in Section 12(g) of the Securities and Exchange Act of 1934 (the "1934 Act"), and Rule 12g5-1 promulgated thereunder, or otherwise requiring the Corporation to register any class of securities under the 1934 Act; (c) would result in the loss of any federal or state securities law exemption relied upon by the Corporation in connection with the initial issuance of such shares or the issuance of any other securities; (d) is facilitated in any manner by any public posting, message board, trading portal, internet site or similar method of communication, including without limitation any trading portal or internet site intended to facilitate secondary transfers of securities; (e) is to be effected in a brokered transaction; (f) represents a transfer of less than all of the shares then held by the stockholder and its affiliates or is to be made to more than a single transferee or (g) is determined by the Corporation's board of directors to require such consent for any legitimate corporate purpose. The Corporation shall notify Holder within thirty (30) days of receipt of the Transfer Notice indicating whether the proposed transfer requires such consent and if so, whether such consent has been provided (a "Transfer Approval") or withheld (a "Transfer Denial" and together with "Transfer Approval", the "Transfer Determination"). For purposes of clarity, a Holder shall not be entitled to transfer any shares if such proposed Transfer results in a Transfer Denial.

7.3   **Right of First Refusal**

(a)   Subject to the exceptions set forth in Subsection 7.3(e) below, for thirty (30) days following a Transfer Determination that results in a Transfer Approval, the Corporation or its assigns shall have the option to purchase all or part of the Offered Shares at the price and upon the terms set forth in the Transfer Notice (the "Right of First Refusal"). In the event the Corporation or its assigns, as applicable, elects to purchase all or part of the Offered Shares, it shall give written notice of such election to the Holder within such thirty (30) day period. Within ten (10) days after Holder's receipt of such notice, Holder shall tender to the Corporation at its principal offices the certificate or certificates representing the Offered Shares to be purchased by the Corporation, duly endorsed in blank by Holder or with duly endorsed stock powers attached thereto, all in a form suitable for transfer of the Offered Shares to the Corporation. Promptly following receipt of such certificate or certificates, the Corporation or its assigns, as applicable, shall deliver or mail to Holder a check in payment of the purchase price for such Offered Shares; provided that if the terms of payment set forth in the Transfer Notice were other than cash against delivery, the Corporation or its assigns, as applicable, may pay for the Offered Shares on the same terms and conditions as were set forth in the Transfer Notice.

(b)   If the Corporation or its assigns, as applicable, does not elect to acquire any of the Offered Shares, Holder may, within the thirty (30) day period following the expiration of the option granted to the Corporation under Subsection 7.3(a) above, transfer the Offered Shares that the Corporation has not elected to acquire to the proposed transferee, provided that such transfer shall not be on terms and conditions more favorable to the transferee than those contained in the Transfer

Notice, such transfer shall be only to a prospective transferee that is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act and such transfer shall comply with the Securities Act. Notwithstanding any of the above, all Offered Shares transferred pursuant to this Section 7.3 shall remain subject to these Bylaws and any equity grant agreement such Offered Shares were subject to and such transferee shall, as a condition to such transfer, deliver to the Corporation a written instrument confirming that such transferee shall be bound by all of the terms and conditions of these Bylaws and any applicable equity grant agreement.

(c)   After the time at which the Offered Shares are required to be delivered to the Corporation for transfer to the Corporation pursuant to Subsection 7.3(a) above, the Corporation shall not pay any dividend to Holder on account of such Offered Shares or permit Holder to exercise any of the privileges or rights of a stockholder with respect to such Offered Shares, but shall, insofar as permitted by law, treat the Corporation as the owner of such Offered Shares.

(d)   The Corporation may assign its Right of First Refusal in any particular transaction under this Section 7.3 to one or more persons or entities.

7.4   Exceptions

(a)   The provisions of this Article VII may be waived with respect to any Transfer upon duly authorized action of its board of directors.

(b)   The following transactions shall be exempt from the restrictions set forth in this Article VII:

(i)   any Transfer to or for the benefit of (i) any spouse, children, parents, uncles, aunts, siblings or grandchildren of the Holder or any other relatives of the Holder that have been approved by the board of directors (collectively, "Approved Relatives"), (ii) a trust established solely for the benefit of the Holder and/or Approved Relatives or (iii) where the Holder is a trust, (x) a trust established solely for the benefit of one or more beneficiaries of the Holder trust and/or Approved Relatives of any such beneficiaries or (y) one or more beneficiaries of the Holder trust and/or Approved Relatives of any such beneficiaries;

(ii)   any transfer made as part of the sale of all or substantially all of the shares of capital stock of the Corporation (including pursuant to a merger or consolidation);

(iii)   any transfer pursuant to an effective registration statement filed by the Corporation under the Securities Act;

(iv)   a stockholder's bona fide pledge or mortgage of any common stock with a commercial lending institution;

(v)   a corporate stockholder's transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of common stock or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(vi)   a corporate stockholder's transfer of any or all of its shares to any or all of its stockholders;

(vii)   a transfer of any or all of the shares held by a stockholder which is a limited or general partnership to any or all of its partners;

(viii)   a transfer of any or all of the shares held by a stockholder that is an entity to any of its members, partners, or owners; or

(ix)   a transfer of the Corporation's preferred stock, if any, or any shares of common stock issued on conversion thereof.

(c)   In the case of a transfer pursuant to Sections 7.4(b)(i) and (iv)-(vii) above, such shares shall remain subject to these Bylaws and any existing equity grant agreement and such transferee shall, as a condition to such transfer, deliver to the Corporation a written instrument confirming that such transferee shall be bound by all of the terms and conditions of these Bylaws and any applicable equity grant agreement and there shall be no further transfer of such shares except in accordance with these Bylaws.

7.5   Termination

The provisions of Article VII shall terminate upon the closing of the sale of shares of common stock in an underwritten public offering pursuant to an effective registration statement filed by the Corporation under the Securities Act.

7.6   Void Transfers

The Corporation shall not be required (a) to transfer on its books any shares which shall have been sold or otherwise transferred in violation of any of the provisions of this Article VII or (b) to treat as owner of such shares or to accord the right to vote or pay dividends to any purchaser or other transferee to whom any such shares shall have been so sold or transferred.

7.7   Legends

The books and records of the Corporation and any certificates representing shares of stock of the Corporation shall contain or bear the following legend so long as the foregoing Transfer restrictions are in effect:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO (i) TRANSFER RESTRICTIONS AND (ii) A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS

ASSIGNEE(S), EACH AS PROVIDED IN THE BYLAWS OF THE CORPORATION.

ARTICLE VIII
GENERAL MATTERS

8.1   Checks

From time to time, the board of directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the Corporation, and only the persons so authorized shall sign or endorse those instruments.

8.2   Execution of Corporate Contracts and Instruments

The board of directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the board of directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.3   Stock Certificates

The shares of the Corporation shall initially be uncertificated. The shares of the Corporation, or some or all of any or all classes or series of its stock may be represented by certificates, if so provided by resolution or resolutions of the board of directors. Notwithstanding the adoption of such a resolution by the board of directors, every holder of stock represented by certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate signed by, or in the name of the Corporation by the chief executive officer or vice-president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the Corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

8.4   Special Designation on Certificates

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

8.5   Lost Certificates

Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and canceled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

8.6   Construction; Definitions

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Delaware General Corporation Law shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "*person*" includes both a corporation and a natural person.

8.7   Dividends

The directors of the Corporation, subject to any restrictions contained in the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock pursuant to the General Corporation Law of Delaware. Dividends may be paid in cash, in property, or in shares of the Corporation's capital stock.

The directors of the Corporation may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

8.8   Transfer of Stock

Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction in its books.

8.9   Stock Transfer Agreements

The Corporation shall have power to enter into and perform any agreement with any number of shareholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the General Corporation Law of Delaware.

8.10   Registered Stockholders

The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.


ARTICLE IX
AMENDMENTS


The original or other bylaws of the Corporation may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the Corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws.

Dated: September 26, 2018